Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Purple Biotech Ltd. (the “Company”) will be held on Thursday, August 25, 2022, at 4:30 p.m. Israel time at the Company’s executive offices at4 Oppenheimer Street, Science Park, Rehovot, Israel, for the following purposes:

1.	To approve the election of Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon as members of the first class of directors of the Board of Directors, each for a three-year term until the annual general meeting of shareholders to be held in 2025, and until their respective successors are duly elected and qualified;

2.	To approve the grant of equity-based awards to each of our directors, provided that in the case of Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon, the grant shall be subject to their re-election as a director at the Meeting under Proposal 1;

3.	To approve the terms of engagement of Mr. Gil Efron as our new Chief Executive Officer;

4.	To approve the terms of engagement of Mr. Isaac Israel, a director, for service as an advisor to the Company, and the payment to Mr. Israel of the discretionary portion of his 2021 and 2020 annual bonuses for his former service as our Chief Executive Officer; and

5.	To approve the payment to Dr. Eric Rowinsky, the Chairman of our Board of Directors, of an additional fee for service as Chairman of our Medical and Clinical Committee.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the consolidated financial statements of the Company for the year ended December 31, 2021.

Only shareholders and holders of the Company’s American Depositary Shares (“ADSs”) of record at the close of business in New York on Monday, July 25, 2022 (the “Record Date”), are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”), may vote at the Meeting in person or through a voting slip, by completing, dating, signing and mailing the voting slip to the Company’s offices so that it is received by the Company no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, August 25, 2022, 12:30 p.m. Israel time. Such shareholders (whether attending the Meeting in person or voting through a voting slip) must also provide the Company with an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”). You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, August 25, 2022, 10:30 a.m. Israel time.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company offices no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, September 1, 2022, at 4:30 p.m. (Israel time) at the Company offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of the proposals. In addition, the approval of each of Proposal 3 and Proposal 4(b) also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights (either of (i) or (ii) being referred to as a “Special Majority”).

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 3 or Proposal 4(b). A shareholder who votes via voting slip or proxy, or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of any such proposal. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3 or Proposal 4(b), you should contact Nir Livneh, our Vice President-Legal Affairs and Secretary, at telephone: +972-3-9333121 or email: nirl@purple-biotech.com.

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on Proposal 3 or Proposal 4(b), is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. If a shareholder or ADS holder voting on Proposal 3 or Proposal 4(b) does not so indicate, the shareholder or ADS holder is not eligible to vote on such proposal and his or her or its vote will not be counted for the purposes of such proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Written position statements must be submitted to the Company by no later than August 15, 2022.

The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), will be available to the public on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites for listed company reports. The Proxy Materials will also be made available on our corporate website and may also be viewed at our offices during regular business hours at 4 Oppenheimer Street, Science Park, Rehovot, Israel; Tel: +972-3-9333121. The Company’s representative is Nir Livneh, our Vice President-Legal Affairs and Secretary, who can be reached at telephone: +972-3-9333121 or email: nirl@purple-biotech.com. Detailed voting instructions are provided in the proxy statement, the voting instruction form and the voting slip.

Sincerely,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

July 18, 2022

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, and to holders of American Depositary Shares (“ADSs”), each representing ten ordinary shares issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of Purple Biotech Ltd. (“we,” “us,” “our,” “Purple” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, August 25, 2022, at 4:30 p.m. Israel time at our executive offices at 4 Oppenheimer Street, Science Park, Rehovot, Israel (the “Company Offices”).

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the election of Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon as members of the first class of directors of the Board of Directors, each for a three-year term until the annual general meeting to be held in 2025, and until their respective successors are duly elected and qualified; (ii) the approval of the grant of equity-based awards to each of our directors, provided that in the case of Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon, the grant shall be subject to their re-election as a director at the Meeting under Proposal 1; (iii) the approval of the terms of engagement of Mr. Gil Efron as our new Chief Executive Officer; (iv) the approval of the terms of engagement of Mr. Isaac Israel, a director, for service as an advisor to the Company, and the payment to Mr. Israel of the discretionary portion of his 2021 and 2020 annual bonuses relating to his former service as our Chief Executive Officer; and (v) the approval of the payment to Dr. Eric Rowinsky, the Chairman of our Board of Directors, of an additional fee for service as Chairman of our Medical and Clinical Committee. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2021.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Record Date; Shareholders and ADS Holders Entitled to Vote

Only shareholders and holders of our ADSs of record at the close of business in New York on Monday, July 25, 2022 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of July 18 , 2022, 180,407,282 ordinary shares were issued and outstanding (excluding one dormant ordinary share held in treasury).

How to Vote

●	Voting by voting instruction form for holders of ADSs. Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon voting instruction form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.

●	Voting in person or by voting slip for holders of ordinary shares. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) may vote in person at the Meeting or through a voting slip. In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A shareholder whose ordinary shares are registered with a TASE member must also provide us, whether attending the Meeting in person or voting through a voting slip, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. This Proxy Statement also serves as a voting slip pursuant to the Israeli Companies Regulations (Voting Slip and Position Statements), 5766-2005.

A shareholder whose shares are registered with a TASE member is entitled to receive from the TASE member that holds the shares on the shareholder’s behalf by e-mail (for no charge) a link to the text of the voting slip and any position statements posted on the website of the Israel Securities Authority (the “ISA”), unless the shareholder notified such TASE member that he or she or it is not interested in receiving such link and position statements, provided that such notification was provided by the shareholder with respect to a particular securities account prior to the Record Date. All voting slips (together with proofs of ordinary share ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, August 25, 2022, 12:30 p.m. Israel time.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the ISA. You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, August 25, 2022, 10:30 a.m. Israel time.

Forms of each of the voting slip and the BNY Mellon voting instruction form for holders of the Company’s ADSs will also be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with the ISA and TASE and will be available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

●	Voting by proxy for holders of ordinary shares. A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the Company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Change or Revocation of Vote

A holder of ADS who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting slip may revoke its voting instructions at any time before the deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of ordinary shares) a written notice of revocation or a duly voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a shareholder of record, you may change your vote at any time by attending the Meeting and voting in person or, in the event you have provided a proxy, prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our VP Legal Affairs and Secretary or by granting a new proxy bearing a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic), or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, September 1, 2022, at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meeting if no quorum is present at the original date and time, and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of the proposals.

In addition, the approval of each of Proposal 3 or Proposal 4(b) also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights (either of (i) or (ii) being referred to as a “Special Majority”).

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 3 or Proposal 4(b). A shareholder who votes via voting slip or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of any such proposal. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3 or Proposal 4(b), you should contact Nir Livneh, our Vice President-Legal Affairs and Secretary, at telephone: +972-3-9333121 or email: nirl@purple-biotech.com.

Under the Israeli Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on Proposal 3 or Proposal 4(b) is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. If a shareholder or ADS holder voting on Proposal 3 or Proposal 4(b) does not so indicate, the shareholder or ADS holder is not eligible to vote on such proposal and his or her or its vote will not be counted for the purposes of such proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written position statement (“Position Statement”) to the Company Offices, Attn: Gil Efron, Chief Executive Officer. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us and will make them available to the public on the website of the Commission at www.sec.gov, of the ISA at www.magna.isa.gov.il and of the TASE at www.maya.tase.co.il. Position Statements must be submitted to us by no later than August 15, 2022.

Solicitation of Proxies

We may bear the reasonable and actual cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the voting slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs only for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners and to the extent such costs were actually incurred by such holders of ADSs on street name. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission are available to the public on the Commission’s website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings can be reviewed on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Additionally, we are not required to file periodic reports and financial statements with the Commission under the Exchange Act as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2021, see “Item 6. Directors, Senior Management and Employees — Compensation — Executive Compensation” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the Commission on March 9, 2022.

Principal Accountant Fees and Services

For information regarding the fees incurred by us for Somekh Chaikin, a member of KPMG International, our independent registered public accounting firm, for audit and other services for the year ended December 31, 2021, see “Item 16C. Principal Accountant Fees and Services” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the Commission on March 9, 2022.

Security Ownership of Certain Beneficial Owners and Management

As of July 18, 2022, (i) no person or entity known to us beneficially owned more than 5% of our outstanding ordinary shares; (ii) except for Isaac Israel, a director and our former chief executive officer, who beneficially owned 1.01% of our outstanding ordinary shares, no other executive officer or director individually beneficially owned 1% or more of our outstanding ordinary shares; and (ii) all of our current executive officers and directors as a group (14 persons) beneficially owned 3.62% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of July 18, 2022 and ordinary shares underlying restricted stock units (“RSUs”) that vest within 60 days of July 18, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options, warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 180,407,282 ordinary shares (not including 1 share held in treasury) outstanding as of July 18, 2022. Each one (1) ADS held represents ten (10) ordinary shares. The data presented is based on information disclosed in public regulatory filings in the U.S. or Israel, in accordance with applicable law.

Proposal 1

ELECTION OF THREE DIRECTORS TO SERVE AS FIRST class DIReCTORS

Background

Under our amended and restated Articles of Association, the number of directors on our Board of Directors will be no less than four and no more than nine and will be divided into three classes. Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board of Directors. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. Under our amended and restated Articles of Association, the majority of the members of our Board of Directors shall be residents of Israel, unless our center of management is transferred to another country in accordance with a resolution of our Board of Directors by a majority including at least 75% of the participating director votes.

Our Board of Directors is currently comprised of eight directors and is divided into three classes, as follows:

Name	Age	Position
First Class of Directors Serving until 2022 Annual General Meeting
Eric Rowinsky, M.D.(1)	66	Independent Director and Chairman of the Board of Directors
Ido Agmon(2)	45	Independent Director
Robert Gagnon(3)(4)	48	Independent Director

Second Class of Directors Serving until 2023 Annual General Meeting
Simcha Rock(3)(5)	72	Independent Director
Steven Steinberg(2)(3)	61	Independent Director

Third Class of Directors Serving until 2024 Annual General Meeting
Isaac Israel(4)	44	Director
Suzana Nahum-Zilberberg(2)(4)(5)	51	Independent Director
Ori Hershkovitz(5)	48	Independent Director

(1)	Member of our medical and clinical committee

(2)	Member of our compensation committee

(3)	Member of our audit committee

(4)	Member of our pricing committee

(5)	Member of our nominations committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. In September 2020, our Board of Directors established a non-independent Nominations Committee, whose role is to (among other things) identify and recommend to the Board of Directors for selection, director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

At the Meeting, the terms of the three members of our first class of directors, Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon, expire. Our Nominations Committee recommended, and our Board of Directors approved, that each of Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon be nominated for re-election at the Meeting as a first class director for an additional three year term to expire at the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified or until their respective office is vacated in accordance with our Articles of Association and the Companies Law. Subject to shareholder approval of the above director nominees, our Board of Directors will consist of eight members, seven of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise, as defined in regulations promulgated under the Companies Law. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Robert Gagnon, Suzana Nahum-Zilberberg, Simcha Rock, Steven Steinberg and Ori Hershkovitz are deemed to have such expertise.

Currently, there is no agreement between us and any shareholder regarding the nomination or appointment of directors.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our Company, taking into consideration our Company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the three director nominees for election as first class directors, to hold office until our 2025 annual general meeting of shareholders, and until their respective successors have been duly elected and qualified, or until their respective office is vacated in accordance with our Articles of Association and the Companies Law.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, Ido Agmon and Robert Gagnon will each be entitled to the same cash compensation that we have paid to each of our non-executive directors since our extraordinary general meeting in July 2017, of an annual fee in the amount of US$40,000 for service on our Board of Directors, an additional US$3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional US$7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable), provided, however, that the maximum annual fee for services on our Board of Directors, its committees and/or on the Board of Directors of any subsidiaries, shall not exceed US$47,000. Such annual fees shall be paid pro-rata for service during any part of a year. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/US$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. Such non-executive director fees are consistent with our Compensation Policy, as approved by our shareholders on August 6, 2020. If they are elected as directors at the Meeting, the approval of the election of Ido Agmon and Robert Gagnon will be deemed to be an approval of the foregoing cash compensation. If elected at the Meeting, we shall continue to pay Dr. Rowinsky an annual fee of US$60,000 for services as a member of our Board of Directors, as Chairman of the Board, for service on any committee of the Board of Directors (other than for service as Chairman of our Medical and Clinical Committee, if Proposal 5 is approved by the shareholders at the Meeting (see Proposal 5)), and for service on the board of directors of a subsidiary, which is the same cash compensation as approved by our shareholders at our 2019 annual general meeting of shareholders (except as set forth in Proposal 5). We may also subsidize ongoing corporate governance or other professional training for directors in amounts up to US$5,000 per director per annum, and we reimburse directors for any direct expenses incurred during the performance of their duties (such as travel expenses). If elected at the Meeting, the director nominees will continue to benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and the indemnification and exemption letter agreements that we previously entered into with each of them. In addition, at the Meeting, shareholders are being asked to approve the grant of equity-based awards to each of the director nominees (see Proposal 2).

Nominees for Director

Biographical information concerning each of the nominees for election as first class directors at the Meeting is set forth below.

Eric Rowinsky, M.D. has served as the Chairman of our Board of Directors since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer. Since July 2021, Dr. Rowinsky has served as the Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company. From 2015 to 2021, Dr. Rowinsky served as Executive Chairman of the Board of Directors and President of Inspira, Inc. (formerly Rgenix, Inc) and is currently serving as its President, Chairman of the Scientific Advisory Board, and Director. Dr. Rowinsky also served as the Chief Scientific Officer of Clearpath Development Inc., from 2015-2021, and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and as an advisor to Everest Medicines, Inc. since 2017. Additionally, Dr. Rowinsky has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. Dr. Rowinsky also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr. Rowinsky was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. Dr. Rowinsky was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Ido Agmon, MBA, has served as a member of our Board of Directors since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic and financial planning, fund-raising and related business development activities. Mr. Agmon serves as a member of the board of directors of two Israeli privately held start-up corporations. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli and global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the chief executive officer of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at several biomed ventures. From 2007 until 2009, Mr. Agmon served as the Director of Business Development at ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s degree in Business Administration and Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA degree from the Hebrew University of Jerusalem, Israel.

Robert Gagnon, MBA has served as a member of our Board of Directors since March 2021. Mr. Gagnon currently serves as Chief Business and Financial Officer of Verastem Oncology, a biopharmaceutical company committed to advancing new medicines for patients battling cancer. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to that, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP and PricewaterhouseCoopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a Bachelor of Arts degree in accounting from Bentley College.

Approval Required

See “Vote Required for Approval of the Proposals” above. Each director nominee shall be voted on separately.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the election of each director nominee named above as a first class director for a three-year term to expire at the 2025 annual general meeting of shareholders, on the terms described in Proposal 1.

Proposal 2

APPROVAL OF THE GRANT OF EQUITY-BASED AWARDS TO EACH OF our DIRecTORS

Background

Our Compensation Committee and Board of Directors conducted a review of the equity-based compensation of our directors, executives and employees. Based on such review, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to each of our currently serving directors of the following equity-based awards: (i) to Dr. Eric Rowinsky, the Chairman of our Board of Directors, options to purchase up to 450,000 ordinary shares (equivalent to 45,000 ADSs) and 450,000 RSUs (equivalent to 45,000 ADSs); (ii) to Mr. Isaac Israel, a director and advisor to the Company (see Proposal 4), options to purchase up to 562,000 ordinary shares (equivalent to 56,200 ADSs) and 562,000 RSUs (equivalent to 56,200 ADSs); and (iii) to each of our other directors, namely, Mr. Ido Agmon, Mr. Simcha Rock, Mr. Steven Steinberg, Ms. Nahum-Zilberberg, Mr. Robert Gagnon and Mr. Ori Hershkovitz, options to purchase up to 300,000 ordinary shares (equivalent to 30,000 ADSs) and 300,000 RSUs (equivalent to 30,000 ADSs), in each case on the terms described below, provided that non-Israeli resident directors (namely, Dr. Rowinsky and Mr. Gagnon), may elect, at their sole discretion, to receive all of the equity award in the form of stock options. If the election of any of Dr. Eric Rowinsky, Ido Agmon or Robert Gagnon as a director under Proposal 1 is not approved at the Meeting, then such director (as applicable) shall not be entitled to the foregoing equity awards.

Each of the proposed option awards will have an exercise price of US$0.304, which is equal to the quotient of the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to the date of the approval of the grant of the equity awards by our Board of Directors, divided by ten (10). Each of the proposed equity awards will vest over a period of three years, with one-third of each of the awards vesting on the first anniversary of the date of the approval of the awards by our Board of Directors on May 23, 2022, and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to such individual’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of the approval of the awards by our Board of Directors. The vesting of any of outstanding equity awards shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board of Directors. The equity awards, if approved at the Meeting, will be granted under and shall be subject to our 2016 Equity-Based Incentive Plan (the “2016 Plan”) and the applicable award agreements to be entered into with each of them. The equity awards to Israeli resident directors (namely, Isaac Israel, Ido Agmon, Simcha Rock, Steven Steinberg, Suzana Nahum-Zilberberg and Ori Hershkovitz), if approved at the Meeting, will be granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961. The estimated fair market value of the equity award proposed to be granted to Dr. Rowinsky is approximately US$174,000, of the equity award proposed to be granted to Isaac Israel is approximately US$217,000 and of the equity award proposed to be granted to each of the other directors is approximately US$116,000, in each case estimated using the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to May 23, 2022 and calculated using the Black & Scholes valuation method.

Each of our Compensation Committee and Board of Directors determined that the grant of the equity awards and their terms are in accordance with our Compensation Policy, as approved by our shareholders on August 6, 2020.

In conducting their review, the Compensation Committee and Board of Directors considered our compensation philosophies and the provisions of our Compensation Policy, as well as internal consistency and market trends. Our compensation philosophy encourages the grant of equity-based compensation to our directors in order to further align their compensation with the long-term interests of our shareholders.

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.

Proposed Resolutions

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of equity-based awards to each of the members of our Board of Directors, in such amounts and with such terms and conditions as described in Proposal 2 of the Company’s Proxy Statement for the Meeting, provided that in the case of Dr. Eric Rowinsky, Ido Agmon and Robert Gagnon, the grant shall be subject to their re-election as a director at the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the grant of equity awards to each of our directors, as described in Proposal 2.

Proposal 3

APPROVAL OF TERMS OF ENGAGEMENT OF CHIEF EXECUTIVE OFFICER

Background

Under the Israeli Companies Law, the compensation of a chief executive officer, including equity-based compensation, must be approved by the compensation committee, board of directors and shareholders, by the Special Majority, in that order.

Our Board of Directors has approved the appointment of Mr. Gil Efron as our Chief Executive Officer effective as of July 10, 2022. Mr. Isaac Israel, our former Chief Executive Officer, shall continue to serve as a director and as an advisor to the Company (see Proposal 4). Accordingly, at the Meeting, shareholders will be asked to approve the terms of engagement of Mr. Gil Efron in the capacity of our Chief Executive Officer, pursuant to the approval and recommendation of our Compensation Committee and Board of Directors. Mr. Efron will continue to also serve as our Chief Financial Officer until a new Chief Financial Officer is appointed.

Gil Efron served as our President and Chief Financial Officer from June 2021 until his appointment to serve as our Chief Executive Officer, and prior to that, he served as our Deputy Chief Executive Officer and Chief Financial Officer, from October 2018. Prior to joining us, Mr. Efron served as deputy chief executive officer and chief financial officer of Kamada Ltd., a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, Mr. Efron served as the chief financial officer of NASDAQ listed RRsat Global Communications Ltd. (Nasdaq: RRST), from September 2005 to March 2011. Prior to that, Mr. Efron served in various finance executive positions. Mr. Efron presently serves on the board of directors of Kanabo Group PLC (KNB:London). Mr. Efron holds a B.A. degree in Economics and Accounting and an M.A. degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license in Israel (which is currently inactive).

Proposed CEO Compensation Terms

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the following compensation and benefits to Mr. Efron, in consideration for his services as Chief Executive Officer:

Monthly Salary: A base monthly gross salary of NIS 85,000 (approximately US$24,600) (the “Monthly Salary”).

Annual Bonus: An annual bonus that shall not exceed six times the Monthly Salary, subject to the achievement of measurable criteria determined by the Compensation Committee and Board of Directors on an annual basis, in accordance with our compensation policy, as in effect from time to time.

Special bonus(es) for an M&A Transaction or Commercial Transaction. A special bonus for each M&A Transaction and Commercial Transaction consummated during each calendar year in an amount equal to, in the aggregate in any calendar year, the lesser of (1) an amount equal to six times the Monthly Salary and (2) 1.5% of (y) in the case of an M&A Transaction signed during the term of employment, the Company valuation determined in such M&A Transaction, and (z) in the case of a Commercial Transaction consummated during the term of employment, the estimated revenues to the Company in such Commercial Transaction, and subject to the restrictions set forth in our Compensation Policy.

“M&A Transaction” means one or more related transactions of either: (A) a sale (including an exchange), lease, license or any other transfer or disposition of all or substantially all of the Company’s shares or assets; or (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction.

“Commercial Transaction” means any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company and/or the applicable subsidiary of at least US$5,000,000.

Retirement Grant. A retirement grant of six times the Monthly Salary upon termination of Mr. Efron’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Leased Car. A leased car with a monthly operational lease cost to the Company that shall not exceed NIS 6,000 (approximately US$1,730), grossed up for tax purposes, not including reimbursement of petrol expenses and other car expenses.

Customary contributions to pension and other funds. Contribution into a pension and manager’s insurance policy (including an insurance policy for the loss of work ability) and study fund as customary in Israel.

Notice Period. Mr. Efron’s employment agreement may be terminated by either party upon 90 days’ advance notice to the other party.

Change of Control Provision. Any equity-based awards approved for grant to Mr. Efron (if any), shall include a provision according to which the vesting of any such outstanding equity awards shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board of Directors, subject to shareholder approval of any such awards to the extent required in accordance with applicable law. In addition, the terms of the equity awards granted to Mr. Efron on May 23, 2022 in his former role as President and Chief Financial Officer, comprised of options to purchase 1,500,000 ordinary shares (equivalent to 150,000 ADSs), exercisable at US$0.304 per share, and 1,500,000 RSUs (equivalent to 150,000 ADSs), shall be amended to include such a change of control provision.

Insurance, Indemnification and Exemption. Mr. Efron will continue to benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and the indemnification and exemption letter agreements that we previously entered into with him.

Equity Award. A one-time grant to Mr. Efron of an equity-based award comprised of options to purchase up to 3,750,000 ordinary shares (equivalent to 375,000 ADSs) and 150,000 RSUs (equivalent to 15,000 ADSs). The proposed options will have an exercise price of US$0.245, which is equal to the quotient of the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to the date of the approval of the grant of the equity awards by our Board of Directors, divided by ten (10). The options and RSUs will vest over a period of three years, with one-third of each of the awards vesting on the first anniversary of the date of the approval of the awards by our Board of Directors on July 11, 2022, and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to Mr. Efron’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of the approval of the equity awards by our Board of Directors. The vesting of any such equity awards that are outstanding shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board of Directors. The equity award, if approved at the Meeting, will be granted under and shall be subject to our 2016 Plan and the applicable award agreement to be entered into with Mr. Efron. The equity award will be granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961. The estimated fair market value of the equity award proposed to be granted to Mr. Efron is approximately US$656,000 using the Black & Scholes valuation method.

Our Compensation Committee and Board of Directors have determined that the terms of Mr. Efron’s engagement as our Chief Executive Officer and the proposed equity award, are consistent with our Compensation Policy, as approved by our shareholders on August 6, 2020.

Our Compensation Committee and Board of Directors believe that strong and effective leadership, in particular that of our Chief Executive Officer, is fundamental to our success in the future. In line with this goal, our compensation philosophy aims to offer our Chief Executive Officer and other executives compensation packages that are competitive with other companies in our industry and jurisdiction of operation, while ensuring that such compensation structures also meet the Company’s interests and overall objectives. In support of the above, our executive compensation philosophy is designed to meet, among others, the following objectives: retain, reward and motivate highly qualified executives; ensure that the interests of the executives are closely aligned with the interests of our shareholders and emphasize equity pay and long-term incentives so that executives have an interest in our growth and success; motivate the executives to achieve results with integrity and fairness; and balance rewards for both short- and long-term results to ensure business performance over time.

In making its recommendation, each of our Compensation Committee Board of Directors took into account a number of considerations, including: Mr. Efron’s education, skills, expertise and professional experience, as detailed above, and his past achievements within our Company and industry as a whole; the responsibilities and duties to be performed by Mr. Efron in his capacity as Chief Executive Officer; previous compensation arrangements with Mr. Efron and the compensation arrangements with our former Chief Executive Officer; and Mr. Efron’s expected contributions to the achievement of our goals. In addition, when considering the proposed compensation terms, our Compensation Committee and Board of Directors reviewed a benchmark analysis of the compensation terms of chief executive officers in several peer companies.

Based on the factors outlined above, our Compensation Committee and Board of Directors view the proposed terms of engagement of Mr. Efron as Chief Executive Officer, including the one-time equity award, all as described above, as reasonable and appropriate under the circumstances and in compliance with our Compensation Policy.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the terms of engagement of Mr. Gil Efron as Chief Executive Officer, including the equity-based award, as set forth in Proposal 3 of the Company’s Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the terms of engagement of Mr. Gil Efron as Chief Executive Officer, including the equity-based award, as described in Proposal 3.

Proposal 4

APPROVAL OF ENGAGEMENT TERMS OF MR. ISAAC ISRAEL, DIRECTOR, FOR SERVICE AS AN ADVISOR TO THE COMPANY, AND THE PAYMENT TO MR. ISRAEL OF THE discretionary PORTION OF 2020 and 2021 ANNUAL bonusES for foRmer service as CHIEF EXECUTIVE OFFICER

Background

Engagement as Advisor to the Company

Under the Israeli Companies Law, the terms of office and engagement of a director for service in such capacity or in any other capacity must be approved by the compensation committee, board of directors and shareholders, in that order.

Mr. Isaac Israel has served as a director since October 2012 and served as our chief executive officer from October 2012 until July 10, 2022. Mr. Israel’s current services agreement with the Company will formally terminate on October 10, 2022.

In view of Mr. Israel’s experience as our former chief executive officer and his extensive business relationships in our industry, our Board of Directors determined it would be in our best interest to engage Mr. Israel to serve as an advisor to the Company following his transition from the role as chief executive officer in a 50% capacity, commencing on October 10, 2022. As an advisor to the Company, Mr. Israel will actively seek to identify and shall take an active role in the execution of new strategic business initiatives and shall support the Company in its fund-raising activities. The advisory services will be provided for an initial period of 12 months, effective as of October 10, 2022, and will automatically be extended for successive 12-month periods, under the same conditions, as detailed below, unless terminated by either party upon 90 days’ advance notice to the other party. The period during which Mr. Israel is actually engaged as an advisor to the Company shall be referred to below as the “Engagement Period.”

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment of the following compensation to Mr. Israel, in consideration for his service as an advisor to the Company:

●	Monthly Fee: A monthly advisory fee in the amount of US$6,700 (plus VAT) (excluding out-of-pocket expenses as approved by the Company) (“Monthly Fee”), to be paid commencing as of January 10, 2023.

●	Transaction Bonus(es): Commencing as of October 10, 2022, Mr. Israel will be entitled to the following transaction bonuses:

o	For contribution to the achievement of a Strategic Transaction signed during the Engagement Period: (i) in the event of a transaction under clause (A) or (B) below - 1% of the Company value determined for the transaction; or (ii) in the event of a commercial agreement under clause (C) below - 1% of the cash actually received by the Company or the applicable subsidiary, and subject to the restrictions set forth in our Compensation Policy.

“Strategic Transaction” means one or more related transactions of either: (A) sale (including an exchange), lease, license or any transfer or disposition of all or substantially all of the Company’s shares or assets; (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction; or (C) any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company or the applicable subsidiary of at least $5 million.

o	For contribution to the achievement of a financing transaction (excluding a financing under the Company’s existing “at-the-market” (“ATM”) program) closed during the Engagement Period – 1% of the cash actually received by the Company in the applicable financing transaction.

o	In the event of the signing of a Strategic Transaction during the Engagement Period or the closing of a financing transaction (excluding a financing under the Company’s existing ATM program) during the Engagement Period, which does not qualify for the above monetary bonus – Mr. Israel shall be entitled to a transaction bonus equal to four times the Monthly Fee.

o	The total transaction bonus(es) will not exceed an annual amount (during any consecutive 12-month period) of US$2,000,000.

Other: The above dollar denominated fees, and all other dollar denominated payments will be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The Monthly Fee is subject to adjustment in the event that a general salary increase (“tosefet yoker”) is implemented in Israel due to the increase in the Israel consumer price index, under certain circumstances.

In addition, Mr. Israel shall be compensated for his service as a director effective as of October 10, 2022 and so long as he serves as a non-executive director, in the same amounts as paid to our non-executive directors, which is currently as described in Proposal 1 and is the same cash compensation that we have paid to each of our non-executive directors since our extraordinary general meeting in July 2017.

CEO Discretionary Bonus for 2020 and 2021

Under the Israeli Companies Law, the compensation of a chief executive officer must be approved by the compensation committee, board of directors and shareholders by the Special Majority, in that order.

Under our agreement with Mr. Israel with respect to his service as our Chief Executive Officer, Mr. Israel was entitled to (among other things) an annual bonus of up to eight times his monthly fee (which in 2020 and 2021 was US$26,250, payable in NIS based on the NIS/US$ exchange rate at the beginning of the month in which such amount is paid, but not lower than the exchange rate in effect on January 1, 2017), of which up to six times the monthly fee based on measurable criteria determined by the Compensation Committee and the Board of Directors in accordance with our Compensation Policy, as in effect from time to time, and up to two times the monthly fee based on non-measurable criteria (referred to as the discretionary portion of the annual bonus). In calculating the discretionary portion of Mr. Israel’s annual bonus for each of 2020 and 2021, during which periods Mr. Israel served as our Chief Executive Officer, our Compensation Committee and Board of Directors approved, subject to approval of our shareholders, the payment to Mr. Israel of an amount equal to 1.5 times his monthly fee for each such period.

In making this determination, our Compensation Committee and Board Directors noted Mr. Israel’s significant contribution to the achievement of our Company goals during the respective periods, including (i) in 2020, the financings of the Company during the period, the initiation of the clinical trial for our therapeutic candidate NT219, the advancement of the clinical program for our therapeutic candidate CM24, and his management of the Company during the COVID-19 pandemic crisis and (ii) in 2021, the leadership of the Company during the COVID-19 pandemic period, including the execution of the Company’s plans, such as the initiation and performance of the CM24 study and the performance of the NT219 study and the reporting of initial data from such studies.

A proposal for the approval of the payment of the discretionary portion of the 2020 annual bonus to Mr. Isaac Israel was presented for approval at our 2021 annual general meeting of shareholders held in December 2021; however, the proposal was not approved by our shareholders at such meeting and following the discussion of our Compensation Committee and Board of Directors, we are presenting the proposal again for approval of our shareholders at the Meeting together with the approval of the discretionary portion of the 2021 annual bonus.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

4(a): “RESOLVED, to approve the terms of engagement of Mr. Isaac Israel, a director, for service as an advisor to the Company, in addition to the cash compensation to be paid to him as a non-executive director of the Company, as set forth in Proposal 4 of the Company’s Proxy Statement for the Meeting.”

4(b): “RESOLVED, to approve the payment of the discretionary portion of the 2020 and 2021 annual bonuses to Mr. Isaac Israel for his service as our former Chief Executive Officer, as set forth in Proposal 4 of the Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the terms of engagement of Mr. Isaac Israel as an advisor to the Company and the payment of the discretionary portion of the 2020 and 2021 annual bonuses to Mr. Isaac Israel, as described in Proposal 4.

Proposal 5

APPROVAL OF PAYMENT OF FEE TO CHAIRMAN OF THE BOARD FOR SERVICE AS CHAIRMAN OF THE MEDCIAL AND CLINICAL COMMITTEE

Background

Under the Israeli Companies Law, the compensation of a director, including the Chairman of the Board of Directors, must be approved by the compensation committee, board of directors and shareholders, in that order.

Dr. Eric Rowinsky, who has served as the Chairman of our Board of Directors since October 2019, agreed to also serve as the Chairman of our recently established Medical and Clinical Committee (the “Committee”), commencing as of April 1, 2022. The Committee’s primary responsibilities are to: (i) assist our clinical team in the design, planning and supervision of clinical trials; (ii) support our Head of Clinical and Regulatory Affairs in the medical aspects of clinical trials; (iii) support the Company’s Chief Medical Officer (“CMO”); and (iv) assist in the medical and clinical review of potential new business opportunities.

Dr. Rowinsky shall be required to devote substantial additional time and attention to service in his capacity as Chairman of the Committee, and our Compensation Committee and Board of Directors believe that Dr. Rowinsky should be duly compensated for such additional time, notwithstanding that the annual fee currently paid to Dr. Rowinsky for his service as Chairman of the Board of Directors is intended to compensate him for service on any committee of the Board of Directors (see Proposal 1). Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the payment to Dr. Rowinsky of a monthly fee of US$10,000 for such additional service, in addition to the fees paid to him for service as the Chairman of the Board of Directors for a period commencing on April 1, 2022 and until no later than March 31, 2023.

In making its recommendation, each of our Compensation Committee and Board of Directors considered our compensation philosophies; the provisions of our Compensation Policy; internal fairness; market trends; Dr. Rowinsky’s anticipated dedication to the role, his extensive experience and background in oncology and his professional experience serving on boards of directors and in executive teams in the biotechnology and pharmaceutical industries (for information on Dr. Rowinsky’s background and experience, see Proposal 1).

Our Compensation Committee and Board of Directors have determined that the payment to Dr. Rowinsky’s of such additional fee for service as the Chairman of the Committee is consistent with our Compensation Policy, as approved by our shareholders on August 6, 2020.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the payment to Dr. Eric Rowinsky, the Chairman of the Board of Directors, of an additional fee for service as Chairman of the Committee, as set forth in Proposal 5 of the Company’s Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the payment to Dr. Eric Rowinsky, Chairman of the Board of Directors, of the additional fee for service as Chairman of the Committee, as described in Proposal 5.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2021. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2021, which form part of our annual report on Form 20-F for the year ended December 31, 2021, filed with the Commission on March 9, 2022, are available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://purple-biotech.com. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and the regulations promulgated thereunder and our amended and restated Articles of Association. Under Israeli law, one or more shareholders holding, in the aggregate, one percent (1%) or more of the voting rights of the Company (“Proposing Shareholder(s)”), may request to include a proposal on the agenda of a future shareholder meeting by submitting such proposal generally within seven days of publication of a company’s notice with respect to a general meeting of shareholders. Accordingly, any Proposing Shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting to us such proposal in writing, together with the accompanying documentation and information required to be submitted under Israeli law and our amended and restated Articles of Association, no later than 4:30 p.m. Israel time on July 25, 2022, at the Company Offices, Attn: Nir Livneh, Vice President-Legal Affairs and Secretary. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our amended and restated Articles of Association for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than August 1, 2022, by way of issuing a press release or submitting a Report on Form 6-K to the Commission and the ISA.

Under Article 62 of our amended and restated Articles of Association, a shareholder (including two or more shareholders that are acting in concert), holding, in the aggregate, one percent (1%) or more of the voting rights of the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely of such request in writing, and the request complies with all the requirements set forth in our amended and restated Articles of Association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a request, in respect of any general meeting, must be received at the Company Offices no later than 14 days after the date of first publication by us of our annual consolidated financial statements preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. We did not receive any such shareholder proposal request during 2022.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

July 18, 2022

VOTING SLIP FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Company name: Purple Biotech Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips): 4 Oppenheimer Street, Science Park, Rehovot 6701101, Israel, email: nirl@purple-biotech.com; or fax: +972-153-39311321, Attn.: Nir Livneh, Vice President-Legal Affairs and Secretary

Meeting date: Thursday, August 25, 2022, at 4:30 p.m. (Israel time).

Meeting type: Annual General Meeting (the “Meeting”).

Record Date: Monday, July 25, 2022

Shareholder details:

Shareholder name:

Israeli identification number:

For shareholders who do not have an Israeli identification card:

Passport number:

Country of issue:

Valid until:

For shareholders that are corporations:

Corporation number:

Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”? Yes/No (circle as appropriate)

[1]	As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

[2]	As defined in Section 37(d) of the Securities Law.

[3]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

	Matter	Manner of Voting
		For	Against	Abstain
1.	To approve the election of three directors to serve as first class directors, each for a three-year term until the annual general meeting to be held in 2025, and until their respective successors are duly elected and qualified, on the terms set forth in the Proxy Statement:
1(a).	Dr. Eric Rowinsky
1(b).	Ido Agmon
1(c).	Robert Gagnon
2.	To approve the grant of equity-based awards to each of the members of the Board of Directors of the Company.
3.	To approve the terms of engagement of Mr. Gil Efron as the Company’s new Chief Executive Officer.
4(a).	To approve the terms of engagement of Mr. Isaac Israel, a director, for service as an advisor to the Company.
4(b).	To approve the payment to Mr. Isaac Israel of the discretionary portion of the 2020 and 2021 annual bonuses for his former service as the Company’s Chief Executive Officer.
5.	To approve the payment to Dr. Eric Rowinsky, the Chairman of the Company’s Board of Directors, of an additional fee for service as Chairman of the Company’s Medical and Clinical Committee.

Do you have a “personal interest” (within the meaning of the Israel Companies Law, 5799 – 1999, and as described in the Proxy Statement for the Meeting) in Proposal 3 or Proposal 4(b) (check or mark “X” clearly in the applicable column)? Votes cast on Proposal 3 and Proposal 4(b) will not be counted, unless “yes” or “no” has been specified as to whether you have a “personal interest” with respect to such proposal.

		YES	NO
6.	The undersigned has a personal interest in Proposal 3
7.	The undersigned has a personal interest in Proposal 4(b)

Date	Signature

For shareholders holding shares through a member of the Tel Aviv Stock Exchange, this Voting Slip is only valid when accompanied by a certification of ownership, in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).